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16th March 2000

Ref: 21/00

BHP IRON ORE TELLS UNIONS 'SAME DEAL FOR SAME PAY'

BHP Iron Ore has offered about 500 employees remaining on its State award a new collective agreement which provides the same terms and conditions as staff employees at its iron ore operations in Western Australia's Pilbara.

The offer was made today in talks between unions and company management at Port Hedland which have been underway since unions won a legal injunction in January which stopped BHP Iron Ore offering further workplace agreements to employees. The decision on an appeal against this injunction is pending.

The offer includes provision for unions to sign a collective agreement on employees behalf , providing it is a 'mirror' of the individual contracts already signed by 481 employees.

The offer includes:

  An average 7% pay increase;
  A performance related incentive payment -- target of 7.5% of salary;
  A payout of accrued sick leave which will now be granted as necessary and not restricted to the 10 days per year currently offered under an industrial award;
  Improved superannuation - company contribution improves from a maximum of 8% to 14%;
  A nominal 40 hour week, with additional hours for overtime built into salary;
  Annual salary review;

BHP Iron Ore has advised the unions that it will continue to respect the 'freedom of association' rights of all employees, including their choice to be, or not be, represented by a union. However, it is not prepared to subsidise union structures and processes.

BHP Iron Ore President Graeme Hunt said that workplace agreements were the new 'yardstick' for the business and, as had been shown since their introduction four months ago, are helping secure a new level of business competitiveness already enjoyed by other iron ore producers and demanded by global steelmakers.

"We have continually said that we were prepared to negotiate a collective agreement - provided that agreement 'mirrored' the workplace agreements. We recognise that it is a challenge for the unions to support a similar collective agreement, but we are not prepared to accept second best.

"All employees have the opportunity to share in the rewards and benefits that workplace agreements bring to the business.

"BHP Iron Ore is resolved to continue down the path of improving its iron ore business in and remains committed to supporting those people who have signed workplace agreements. The acceptance of the collective agreement will cancel all current Awards and industrial agreements.

"The fact remains that the existing Award does not deliver the same results for the business as workplace agreements and, in that context, we are only prepared to offer

'the same pay for the same deal'," he said.

The unions have advised that they will put the Company's offer to their members at Port Hedland and Newman tomorrow.

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Contact:

MEDIA RELATIONS:

John Crowley

Media Relations - Melbourne

Ph: +61 8 9320 4395

Mob: +61 419 849 917

Mandy Frostick

Manager Media Relations - Melbourne

Ph: +61 3 9609 4157

Mob: +61 419 546 245

INVESTOR RELATIONS:

Andrew Nairn

Senior Business Analyst, Investor Relations - Melbourne

Ph: +61 3 9609 3952

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030